Filed Pursuant to Rules 424(b)(3) and 424(c)

Registration Number: 333-152710

PROSPECTUS SUPPLEMENT

(to prospectus dated August 1, 2008)

10,000,000 SHARES OF COMMON STOCK

This document supplements the prospectus dated August 1, 2008 relating to the registration of our common stock under our Registration Statement on Form S-4 (SEC Registration No. 333-152710). This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Resales of Shares” in the prospectus dated August 1, 2008.

This prospectus supplement relates to 444,387 shares of our common stock issued to persons named under the heading “Resales of Shares” as a portion of the purchase price we paid for the acquisition of insurance brokerage firms from (i) Roberts & Roberts Insurance Services, Inc. on October 31, 2008; (ii) Spectrum Benefit Group, Inc. on November 7, 2008; (iii) Uintah Basin Insurance Agency, Inc. on November 13, 2008; and (iv) The HR Group, LLC on November 17, 2008. This prospectus supplement and the related prospectus may be used to resell our shares only by the individuals named under the heading “Resales of Shares” and their permitted transferees.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” on page 4 of the prospectus dated August 1, 2008, and those risk factors contained in the documents we incorporate by reference into such prospectus, to learn about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES

OF DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated November 20, 2008.

RESALES OF SHARES

Persons to whom we issue our common stock may want to resell those shares in distributions that would require the delivery of a prospectus. This prospectus may be used by the selling stockholders to sell such shares of common stock. As used in this prospectus, “selling stockholders” may include donees and pledgees selling common stock received from a named selling stockholder.

We will not receive any proceeds from sales by selling stockholders. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. We will pay printing, legal, filing and other similar expenses of this offering. Selling stockholders will bear all other expenses, including any brokerage fees, underwriting discounts or commissions and their own legal expenses.

Selling stockholders may sell the shares of common stock offered by this prospectus in one or more of the following ways:

•	through the New York Stock Exchange or any other securities exchange or quotation service that lists or quotes our common stock for trading as of the time of sale;

•	in the over-the-counter market;

•	in special offerings;

•	in privately negotiated transactions;

•	by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

•	in transactions in which a broker or dealer will attempt to sell shares as an agent but may position and resell a portion of the shares as principal;

•	in transactions in which a broker or dealer purchases as principal for resale for its own account;

•	through underwriters or agents; or

•	in any combination of these methods.

Selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions above may include block transactions.

Resales by selling stockholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. When resales are to be made through a securities firm, the securities firm may be engaged to act as the selling stockholders’ agent in the resale of the shares by the selling stockholders, or the securities firm may purchase securities from the selling stockholders as principal and thereafter resell the securities from time to time. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. The securities firm may resell the securities through other securities dealers, and commissions or concessions to those other securities dealers may be allowed. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

Selling stockholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel about the legal requirements for such sales.

The following table sets forth, for the selling stockholders to the extent known by us, the number of shares of our common stock beneficially owned, the number of shares of common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after the completion of this offering.

None of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information.

The percentage of shares beneficially owned is based on 95,239,277 shares of our common stock issued and outstanding as of October 31, 2008.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Completion of the Offering	Number of Shares Registered for Sale Hereby	Shares Owned After the Completion of the Offering
			Number	Percent
William Wayne Roberts (1)	46,500	46,500	0	*
Spectrum Benefit Group, Inc. (2)	43,000	43,000	0	*
Uintah Basin Insurance Agency, Inc. (3)	62,000	62,000	0	*
Karen Saul (4)	96,234	96,234	0	*
The HR Group LLC (4)	196,653	196,653	0	*
Total	444,387	444,387	0	*

*	Less than 1%

(1)	Address is 6 Laurel Cove, Greensboro, North Carolina 27455.
(2)	Address is c/o Jesse C. Stump, 7732 Conifer Court, Indianapolis, Indiana 46250.
(3)	Address is 244 West Hwy 40 333-7, Roosevelt, Utah 84066.
(4)	Address is 608 Good Springs Road, Brentwood, Tennessee 37027.